Exhibit 4.81

Summary of the Private Instrument of Investment, Share Purchase, and Sale Agreement, entered into on May 20, 2024, related to the Acquisition of Companhia Agrícola Novo Horizonte S.A.

Parties: Agrifirma Agro Ltda., as buyer, and Rafael Barbosa Maia, Martin Weege, Carbono Investimento Ltda. and Zmax Agro Cia, as sellers (the “Parties”), and Companhia Agrícola Novo Horizonte S.A., as consenting party.

Purpose: On May 20, 2024, the Parties entered into a Private Instrument of Investment, Share Purchase, and Sale Agreement (the “Merger Agreement”), pursuant to which they agreed, for the present value amount of R$36.4 million, upon the terms and conditions of merger of Companhia Agrícola Novo Horizonte S.A. into Agrifirma, whereby Agrifirma would receive all of Companhia Agrícola Novo Horizonte S.A.’s assets, rights and obligations. The completion of the acquisition was subject to certain requirements and conditions precedent, such as antitrust approvals, Agrifirma and Novo Horizonte’s general shareholders meeting approval, besides the fulfillment of certain obligation and third-party consents, among others, which were met on August 6, 2024, following which Agrifirma obtained control of Novo Horizonte. Based on the terms of the Merger Agreement, the consideration transferred in the form of common shares was determined based on an initial exchange ratio price, final exchange ratio price and adjustments due to indemnifications. Pursuant to the Merger Agreement, the preliminary price was adjusted to reflect the changes in the assets described above on the preliminary balance sheet through the closing date, which was August 6, 2024. The Merger Agreement also sets forth certain obligations for the payment of compensation by Agrifirma and the selling shareholders of Novo Horizonte if certain contractually indemnifiable losses occur. On October 17, 2024, Agrifirma and the selling shareholders of Novo Horizonte signed an agreement agreeing on the final adjustment to exchange ratio price of the transaction.